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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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         FUTUREMEDIA SUBSIDIARY BUTTON EXPANDS MULTINATIONAL CLIENT BASE

       - Provides Services at Events in Africa, Asia and the Middle East -

    BRIGHTON, England, Aug. 21 /PRNewswire-FirstCall/ -- The Button Group, a Futuremedia plc (Nasdaq: FMDAY) company, today announced upcoming exhibition events on behalf of several multinational clients across Africa, Asia and the Middle East.

    Commenting on the Company's increased global presence, Button's Managing Director, Tom Bingham said, "This latest series of account wins will provide Button with an unrivaled opportunity to develop business in new geographic markets and further strengthens our position as a world class provider of creative strategic solutions."

    Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "The rapid growth of Button into additional international markets is an important part of Futuremedia's development into a global provider of learning and brand communication services."

    In February 2006 Button delivered the 3GSM World Congress in Barcelona, Spain, the world's largest mobile industry event with more than 50,000 attendees, which marks the beginning of the 3GSM World Series. Button also has been named the official contractor for the GSM Africa Conference in Cape Town, South Africa, and is involved in the GSM Middle East and Gulf Conference in Dubai, United Arab Emirates.

    During October, Button will provide services as a major contractor at Mipcom, the world's largest audiovisual content event in Cannes, France. Button will deliver the brand presence of a range of clients including NBC Universal, CBS Paramount and Discovery Networks. Services for these international clients include exhibition stand design and implementation, corporate advertising, event management and collateral design and production. In addition, Button will represent clients at the first Mipim Asia exhibition in Hong Kong, an event focusing on real estate in the Asia Pacific region and introducing international investors to Asiatic projects.

    About Futuremedia:

    The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc and Button. Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit http://www.futuremedia.co.uk.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to operations in new markets (including the risk that such operations may noy deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             08/21/2006
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date: August 21, 2006
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